THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

1980 FESTIVAL PLAZA DRIVE, SUITE 530

LAS VEGAS, NEVADA 89135

(702) 524-9151

tccesq@aol.com

October 10, 2019

Beverly Singleton

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

Washington, D.C. 20549

Re:Bnet Media Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed April 16, 2019

Form 10-Q for the Quarterly Period Ended June 30, 2019

Filed August 13, 2019

File No. 000-55582

Dear Ms. Singleton:

The undersigned counsel represents the interests of Bnet Media Group, Inc.  We are in receipt of your letter dated September 12, 2019, and have the following responses:

Form 10-Q for the Quarterly Period Ended June 30, 2019

Exhibits

1.Refer to your Section 906 Certification at Exhibit 32.1.  We note in the opening paragraph you refer to the Form 10-Q for the quarter ended August 31, 2019 rather than to the Form 10-Q for the quarter ended June 30, 2019.  As such, please amend your Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32.1 certification.  Refer to analogous guidance at Section 246.14 of the Staff’s Compliance & Disclosure Interpretations (C&DIs) of Regulation S-K.  In addition within the opening paragraph, please identify Gerald E. Sklar as being also the Chief Executive Officer.

Answer:  Per your request, we have amended our Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32.1 certification.  In addition, within the opening paragraph, Gerald E. Sklar has been identified as the Chief Executive Officer.

Should you have any further questions regarding this matter, please do not hesitate to contact me at (702) 524-9151 or at tccesq@aol.com.

Sincerely,

Thomas C. Cook, Esq.

Cc:Bnet Media Group, Inc.

File